Exhibit 99.4

CONSENT OF QUALIFIED PERSON April 3, 2019 I, Rosmery Julia Cardenas Barzola, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” (the Technical Report), prepared for Nexa Resources S.A. and dated March 22, 2019, and to the use of extracts from, or the summary of, the Technical Report in the press release of Nexa Resources S.A. dated March 28, 2019 (the Press Release). I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release. Signed Rosmery Julia Cardenas Barzola Rosmery Julia Cardenas Barzola, P.Eng. RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com